PHL Variable Insurance Company
One American Row
Hartford, CT 06102

December 15, 2010

Min S. Oh, Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4644

VIA EDGAR

RE:	PHL Variable Insurance Company:
Phoenix Guaranteed Income Edge (The Institute for Wealth Management, LLC (“The Institute”))
Pre-effective Amendment No. 1 to the Registration Statement on Form S-1
File No. 333-168357

Dear Mr. Oh:

Below please find our responses to the staff’s follow-up oral comments received on November 16, 2010 regarding the captioned Pre-effective Amendment. The changes described below are reflected in the draft prospectus filed here and also within Pre-effective Amendment No. 2 to the Registration Statement. In addition, we have updated the disclosure contained in the section of the prospectus entitled “Distribution Arrangements” to describe certain expenses the registrant and principal underwriter may incur in connection with providing training and education related to the security offered by the prospectus. Finally, we have made certain nonmaterial improvements to disclosure to correct typographical errors and achieve consistency, both within the subject prospectus and as compared to the prospectuses contained in related registration statements on Form S-1 for the registrant’s Phoenix Guaranteed Income Edge (Portfolio Design Advisors (“PDA”), registration statement on Form S-1 (File No. 333-164778); Eqis Capital Management, Inc.(“Eqis”), registration statement on Form S-1 (File No. 333-164872); and J.P. Turner & Company Capital Management, LLC (“JPTCM”) registration statement on Form S-1 (File No. 333-168963)).

Min S. Oh

Securities and Exchange Commission

1. With respect to the disclosure added in Pre-effective Amendment No. 1 in response to the “supplemental comment” provided on October 26, 2010 regarding JPTCM, add disclosure explaining the difference between Withdrawals taken prior to the Retirement Income Date, which will always be considered “Excess Withdrawals,” and Withdrawals taken on and after the Retirement Income Date. Also, revise the corresponding disclosure of PDA to note that, as Withdrawals, these fees can cause the Income Edge to terminate.

RESPONSE: We have revised the disclosure in the penultimate paragraph of the introductory section of the “Summary” on page 5 of the prospectus and in the section entitled “4. Additional Fees Related to The Institute’s Program and the Funds Held in your Account” beginning on page 9 of the prospectus as requested. We have also added disclosure explaining that the fees deducted from the Account above the specified percentage will be Withdrawals that can negatively affect the Income Edge or cause it to terminate. Additionally, we have revised the last sentence of the first paragaraph in the subsection entitled “4. Additional Fees Related to The Institute’s Program and the Funds Held in your Account” to clarify that the Financial Advisor Fee would be deducted in the absence of the program and the Guaranteed Income Edge while the Financial Advisor provides advice regarding the Account. We note that these revisions are intended to achieve consistency among the several related registration statements.

2. Remove additional bolding as indicated by written comments 2a(iv) and 2a(v) dated September 24, 2010 to Pre-effective Amendment No. 1 in the “Withdrawal” subsection of the “Risk Factors” section.

RESPONSE: We have removed the bolding on page 15 as requested.

3. The first three sentences of the last bullet point of the subsection entitled “2. Lifetime Income Payments” on page 12 do not appear in the corresponding bullet point in the prospectus contained in the related registration statement for PDA.

RESPONSE: We have revised the disclosure in the PDA prospectus for consistency.

4. The relevant financial statements and applicable consents to be filed by pre-effective amendment are subject to further review.

RESPONSE: We hereby confirm that we have filed the relevant financial statements and applicable consents in Pre-effective Amendment No. 2 to the Registration Statement on Form S-1.

5. Confirm or revise the reference to “Certificate Anniversary” at the end of page 47.

RESPONSE: We have reviewed the pertinent references on page 47 and the corresponding disclosure in the “Table of Cross References” on page 48 and have revised to use the term “Certificate Anniversary Date” consistently.|

Min S. Oh

Securities and Exchange Commission

6. In response to written comment number 15, dated September 24, 2010 to Pre-effective No. 1, the registrant stated, “PHL Variable intends to file any financial statements, exhibits, and any other required disclosure not included in this registration statement by pre-effective amendment to the registration statement, which pre-effective amendment PHL Variable intends to file immediately following the release of our next quarterly report to the SEC on Form 10-Q.” This response is subject to further review.

RESPONSE: We hereby confirm that all noted material was filed in Pre-effective Amendment No. 2 to the Registration Statement on Form S-1.

7. In response to written comment number 16, dated September 24, 2010 to Pre-effective Amendment No. 1 (required representations), the registrant stated, “PHL Variable intends to provide all required representations at the time registrant requests acceleration of the effective date of the registration statement.” This response is subject to further review.

RESPONSE: We hereby confirm that the required representations were provided along with Pre-effective Amendment No. 2 to the Registration Statement on Form S-1.

Please feel free to contact me at 860.403.6486 with any questions regarding this filing.

Sincerely,

/s/ Mary K. Johnson

Mary K. Johnson

Counsel

Phoenix Life Insurance Company